UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05156V102

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,245,365*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,245,365*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,245,365*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 4,224,702 Shares held by Mr. Duggan and (ii) 20,663 Shares held by Genius Inc.

2

CUSIP NO. 05156V102

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 05156V102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 4,224,702 Shares owned directly by Mr. Duggan is approximately $30,096,292, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 20,663 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $153,493, including brokerage commissions. Such Shares were acquired with working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 85,370,467 Shares outstanding, as of November 29, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on November 30, 2018.

A.	Mr. Duggan
(a)	As of the close of business on January 17, 2019, Mr. Duggan directly owned 4,224,702 Shares. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 20,663 Shares owned by Genius Inc.

Percentage: Approximately 4.97%

(b)	1. Sole power to vote or direct vote: 4,245,365
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,245,365
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Genius Inc.
(a)	As of the close of business on January 17, 2019, Genius Inc. directly owned 20,663 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 20,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,663
4. Shared power to dispose or direct the disposition: 0

(c)	Genius Inc. has not entered into any transactions in the Shares during the past sixty days.

4

CUSIP NO. 05156V102

(d)       No person, other than Mr. Duggan, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       As of January 16, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

5

CUSIP NO. 05156V102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

/s/ Robert W. Duggan
Robert W. Duggan

6

CUSIP NO. 05156V102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	(69,471)	6.17	12/04/18
Common Stock	(205,485)	6.29	12/06/18
Common Stock	(76,460)	6.20	12/07/18
Common Stock	(75,003)	5.93	12/10/18
Common Stock	(110,000)	7.60	01/15/19
Common Stock	(26,000)	7.71	01/16/19